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                                                               EXHIBIT (a)(1)(N)

                            [LOGO OF PCORDER.COM(R)]

                             5001 PLAZA ON THE LAKE
                              AUSTIN, TEXAS 78746
                                 (512) 684-1100

                                November 6, 2000

Dear pcOrder Stockholder:

   On October 25, 2000, pcOrder.com, Inc. entered into a merger agreement with Trilogy Software, Inc., a Delaware corporation, providing for the acquisition of all of the outstanding Class A common stock of pcOrder at $6.375 per share, net to the seller in cash, less any required withholding taxes, without interest.

   Under the terms of the merger agreement, Trilogy has today commenced a cash tender offer for any and all outstanding shares of pcOrder Class A common stock, at a price of $6.375 per share, net to the seller in cash, less any required withholding taxes, without interest. The merger agreement provides that, following the tender offer, pcOrder will merge with a subsidiary of Trilogy and any remaining shares of Class A common stock of pcOrder will be converted into the right to receive $6.375 per share in cash, without interest, subject to the dissenters' rights described in the enclosed tender offer materials.

   At a meeting on October 24, 2000, your Board of Directors, based on the recommendation of a special committee comprised of independent directors:

  . determined that each of the tender offer and the merger is fair to and in the best interests of non-Trilogy stockholders of pcOrder;

  . approved the merger agreement and the transactions contemplated thereby, including the tender offer; and

  . resolved to recommend that pcOrder stockholders accept the tender offer and tender their shares to Trilogy under the offer.

   In arriving at its recommendation, the special committee and the Board gave careful consideration to the factors described in the enclosed tender offer materials. Included as Annex B to the enclosed Offer to Purchase is the written opinion, dated October 24, 2000, of Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, the special committee's financial advisor, to the effect that, as of that date and based on and subject to the qualifications, assumptions and limitations stated in the opinion, the cash price per share of $6.375 to be received by the holders of shares of pcOrder's Class A common stock in the tender offer and the merger was fair, from a financial point of view, to those holders.

   Please give the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

                                          Sincerely,

                                          /s/ Ross A. Cooley

                                          Ross A. Cooley
                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Enclosures